

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 25, 2016

<u>Via Email</u>

Robert A. Schwartz
Windels Marx Lane & Mittendorf, LLP
120 Albany Street Plaza FL6
New Brunswick, NJ 08901

> **Re: Asta Funding, Inc.**
> **Schedule 14D-9/A filed April 21, 2016**
> **Schedule TO-I filed April 11, 2016**
> **SEC File No. 5-55087**

Dear Mr. Schwartz

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filings listed above. Our review is limited to the matters identified in our comments below. All defined terms have the same meaning as in your filings, unless otherwise noted.

Please respond to this letter promptly by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO- I - General

1. Generally update the disclosure throughout the Offer to Purchase to reflect the revised and increased Mangrove Offer price of $9.50 per share, which is equal to the bottom of the range in your modified Dutch auction tender offer. See Rule 13e-4(c)(3).

Offer to Purchase – Certain Effects of the Offer, page 13

2. You provide the pro forma effects of the Offer on book value per share and earnings per share assuming a final offer price at the mid-point of the range in the modified Dutch auction tender offer. Expand to present the effects at the low and high ends of the range.

Conditions of the Offer, page 22

3. Refer to the second bullet point on page 23. All Offer conditions must be described with reasonable specificity, such that a shareholder can understand the parameters of your Offer, and must be objective and outside the control of the issuer. This condition is extremely broad and amorphous in that it covers "any change in general political, market, economic, financial or industry conditions in the United States or internationally…" that "has or could reasonably be expected to have, a material adverse effect." In the same condition, the reference to "the benefits of the Offer to us" would be difficult for shareholders to assess without further explanation. Where an Offer is competed, as in this case, it is particularly important for shareholders to understand the Offer conditions. Please revise to clarify this condition appropriately.

4. Refer to the last sentence beginning in page 23 and carrying over onto the following page: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed to be an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date." If an Offer condition is "triggered" while your Offer is pending, you may not wait until the end of the Offer to inform shareholders that you will terminate; in that circumstance, you must inform shareholders promptly whether you will waive the condition and proceed with the Offer, or assert the condition and terminate it. Please revise this sentence accordingly.

Source and Amount of Funds, page 24

5.   We note the disclosure here that you will pay for the purchase of tendered shares in part through "the sale of available for sale securities." Clarify what is meant by the term "available for sale securities." In addition, disclose what class of securities you will sell, how many securities you will sell, and when the sales will occur.

6.   See our last comment above. To the extent that you are selling common shares that are simultaneously being repurchased in the Offer, please provide your analysis as to compliance with Regulation M, to the extent applicable.

7.   See comment 5 above. If you are issuing and selling new common shares, disclose how this will impact the pro forma effects of the Offer, including the earnings per share and book value per share pro forma figures you disclose in the Effects of the Offer section on page 13. If these share sales are already factored into the figures disclosed, this should be clarified.

Schedule 14D-9/A field April 21, 2016

8.   In Item 4 of Amendment 2 to the Schedule 14D-9, you reaffirm the Board's prior recommendation that shareholders reject the revised Mangrove Offer. In support of your continued rejection , you state: "The board of directors of the Company… encourages stockholders to review the reasons for the Board's recommendation set forth in the Schedule 14D-9 filed April 1, 2016." The initial Schedule 14D-9 expresses the Board's view that the (original) Mangrove Offer "substantially undervalues the Company's business and does not reflect the inherent value of the Company in light of its prospects…" Please reconcile these statements with the fact that the bottom end of the range in the Company's Dutch auction tender offer is the same price as the Mangrove Offer. Therefore, the offer price in your own tender offer may be the same price as in the revised Mangrove Offer. Why therefore, is that price appropriate give your rejection of the Mangrove Offer as inadequate? Please revise to clarify.

Closing Information

        Please amend your filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendments for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions

cc: Gregory Krauss, Esq. (via email)
        John Bitar, Esq. (via email)
        Windels Marx Lane & Mittendorf, LLP